Exhibit 21

THE LACLEDE GROUP, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of The Laclede Group, Inc. (Parent)	Percent of Voting Stock Owned

Laclede Gas Company	100%
Laclede Pipeline Company	100%
Laclede Investment LLC*	100%
Laclede Development Company**	100%
Laclede Insurance Risk Services, Inc.	100%

*Subsidiary Company of Laclede Investment LLC
Laclede Energy Resources, Inc.	100%
Subsidiary Companies of Laclede Energy Resources, Inc.
Laclede Gas Family Services, Inc.	100%
LER Storage Services, Inc.	100%
**Subsidiary Companies of Laclede Development Company
Laclede Venture Corp.	100%
Laclede Oil Services, LLC	100%

All of the above corporations have been organized under the laws of the State of Missouri except Laclede Insurance Risk Services, Inc., which is organized under the laws of the State of South Carolina.